SCHEDULE "A"

BLACKLINED COPY OF INCENTIVE STOCK OPTION PLAN

HUSKY ENERGY INC.

AMENDED INCENTIVE STOCK OPTION PLAN

February *16, 2006*26, 2007

HUSKY ENERGY INC.

AMENDED INCENTIVE STOCK OPTION PLAN

<u>**SECTION 1 - PURPOSE OF THE PLAN**</u>

1.1 <u>**Purpose**</u>

The purpose of the Husky Energy Amended Incentive Stock Option Plan is to enable the Company in appropriate circumstances to offer ownership interests in the Company through stock options in order to assist the Company and its Subsidiaries to attract and retain officers and employees of outstanding ability, competence and potential.

<u>**SECTION 2 - DEFINITIONS AND INTERPRETATION**</u>

2.1 <u>**Definitions**</u>

For the purposes of this Plan, the following terms will have the following meanings:

<u>(a)</u> <u>**"Black Out Expiry Date" has the meaning set out in Subsection 4.4(b);**</u>

<u>(b)</u> <u>**"Black Out Period" means the period during which trading in Common Shares by certain persons is restricted pursuant to the Company's Corporate Communications, Disclosure and Insider Trading/Reporting Policy;**</u>

<u>(c)</u> (a) "**Board**" means the Board of Directors of the Company;

<u>(d)</u> (b) "**Change of Control**" means:

(i)   the acquisition by any person or company, or any persons or companies which, together with all other voting securities of the Company, acting jointly or in concert (as determined in accordance with the *Securities Act* (Alberta)), whether directly or indirectly, of voting securities of the Company which constitute, in the aggregate, more than 30% of all outstanding voting securities of the Company;

(ii)   an amalgamation, arrangement or other form of business combination of the Company with another company which results in the holders of voting securities of that other company holding, in the aggregate, 30% or more of all outstanding voting securities of the Company (including a merged or successor company) resulting from the business combination;

(iii)   the sale, lease or exchange of all or substantially all of the property of the Company, other than in the ordinary course of business of the Company or to a Subsidiary, to another person or company;

Provided that any event or transaction contemplated in paragraph (i) or (ii) shall not constitute a Change in Control for purposes of this Plan if following same 30% or more of the voting securities of the Company are or remain held directly or indirectly by:

(iv)   any member of the immediate family of Mr. Li Ka Shing;

(v)   Hutchison Whampoa Limited;

(vi)   any company or other person controlled directly or indirectly in any manner whatever whether through the ownership of voting securities or otherwise in fact by a person referred to in paragraph (iv) or (v);

(vii)   any trust or estate in which a person referred to in paragraph (iv), (v) or (vi) is beneficially interested, or;

(viii)   any combination of persons, trusts or estates referred to any of paragraphs (iv) to (vii) inclusive.

(e)   ~~(c)~~ "**Common Shares**" means common shares of the Company;

(f)   ~~(d)~~ "**Company**" means Husky Energy Inc. and any successor company thereto;

(g)   ~~(e)~~ "**Eligible Person**" means any officer or employee of the Company or any Subsidiary;

(h)   ~~(f)~~ "**Exercise Price**" means the price per Common Share at which Common Shares may be subscribed for by an Optionholder pursuant to a particular Option Agreement;

(i)   ~~(g)~~ "**Expiry Date**" means the date on which an Option expires pursuant to the Option Agreement relating to that Option **unless extended to the Black Out Expiry Date**;

(j)   ~~(h)~~ "**Grant Date**" means the date on which an Option is granted as set out in the Option Agreement relating to that Option;

(k)   ~~(i)~~ "**Insider**" means:

(i)   an insider as defined in the *Securities Act* (Alberta), other than a director or a person who falls within that definition solely by virtue of being a director or senior officer of a Subsidiary;

(ii)   an associate, as defined in the *Securities Act* (Alberta), of any person who is an insider by virtue of (i) above; and

(iii)   an employee who through the course of his/her duties becomes aware of events that are material to the Company but not yet made public to all Shareholders;

(l)   ~~(j)~~ "**Notice of Exercise**" means a notice, substantially in the form of the notice set out in Schedule B to this Plan, from an Optionholder to the Company, giving notice of the exercise of an Option previously granted to the Optionholder;

(m)   ~~(k)~~ "**Option**" means an option to purchase Common Shares granted to an Eligible Person pursuant to the terms of the Plan;

(n)   ~~(l)~~ "**Option Agreement**" means an agreement, substantially in the form of the agreement set out in Schedule A to this Plan, between the Company and an Eligible Person setting out the terms of an Option granted to the Eligible Person;

(o)   ~~(m)~~ "**Optioned Shares**" means the Common Shares that may be subscribed for by an Optionholder pursuant to a particular Option Agreement;

(p)   ~~(n)~~ "**Optionholder**" means an Eligible Person to whom an Option has been granted;

(q)   **"Peer Comparison Group" means, generally, comparable public Canadian intergrated oil and gas issuers and other issuers for which oil and gas operations are a significant business segment which are competitors of the Corporation and which shall be determined from time to time by the Compensation Committee of the Board;**

(r) <u>**"Percentile Rank" means, at any time when used to calculate the number of Performance Option Shares which have vested on a Vesting Date, the percentile rank, expressed as a whole number, of Total Shareholder Return relative to returns calculated on a similar basis on securities of members of the Peer Comparison Group over the applicable period;**</u>

(s) <u>**"Performance Option Shares" has the meaning set forth in each Eligible Person's Option Agreement Form;**</u>

(t) ~~(o)~~ "**Plan**" means this Amended Incentive Stock Option Plan of the Company;

(u) ~~(p)~~ "**Share Compensation Arrangement**" means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise;

(v) ~~(q)~~ "**Subsidiary**" means any company that is a subsidiary of the Company as defined in the *Securities Act* (Alberta)~~.~~**<u>;</u>**

(w) <u>**"Total Shareholder Return" means, with respect to any period, the total return to shareholders on the Common Shares calculated using cumulative dividends, if any, on a reinvested basis and the change in the trading price of the Common Shares on the Toronto Stock Exchange, or such other stock exchange on which the Common Shares are then listed and posted for trading from time to time, over such period; and**</u>

(x) <u>**"Vesting Date" means, the date upon which Optioned Shares and Performance Option Shares shall vest in accordance with the terms of the Plan and an Eligible Person's Option Agreement Form.**</u>

2.2   Interpretation

(a)   Time shall be **<u>of</u>** the essence of this Plan.

(b)   Words denoting the singular number include the plural and vice versa and words denoting the masculine include the feminine.

(c)   This Plan and all matters to which reference is made herein will be governed by and interpreted in accordance with the laws of Alberta and the laws of Canada applicable therein.

<p align="center">**SECTION 3 -GENERAL PROVISIONS OF THE PLAN**</p>

3.1   Administration

(a)   Unless otherwise directed by the Board, the Compensation Committee of the Board of the Company will:

(i)   administer the Plan;

(ii)   interpret the Plan and determine all questions arising out of the Plan and any option granted pursuant to the Plan, which interpretations will be conclusive and binding on the Company and all other affected persons unless otherwise determined by the Board;

(iii)   prescribe the form of Option Agreement ~~and Notice of Exercise~~ with respect to a particular Option Award, if other than as set out in ~~Schedules~~**Schedule** A ~~and B~~ to this Plan;

(iv)   ~~Make~~**make** recommendations to the Board as to the Award of any Options other than the Initial Award described in Schedule C, which shall be determined and awarded by the Compensation Committee under the guidelines set out in Schedule C;

(v)   in formulating recommendations under paragraph (iv), above, seek and consider the advice and recommendations of the CEO with respect to all Awards other than Awards for the CEO; **and**

(vi)   cause the Company to maintain records in respect of all administrative records under the Plan and the Company will be responsible for all costs of administration of the Plan, including the fees of all advisors or consultants retained by the Compensation Committee in its sole discretion to assist in the performance of his duties under the ~~plan~~**Plan**.

(b)   **Chief Executive Officer**~~:~~

The CEO will be authorized to sign Option Agreements in respect of all Options the award of which is approved under paragraph (a) except for any Option Agreement with the CEO which will be signed by an authorized member of the Board.

3.2   Shares Reserved

(a)   The maximum number of Common Shares that may be reserved for issuance pursuant to Options granted under the Plan shall ~~be~~ ~~30,000,000~~**42,000,000** or such additional amount as may be approved from time to time by the shareholders of the Company.

(b)   The number of Shares issuable to any one Eligible Person under the Plan, together with all of the Company's other previously established or proposed Share Compensation Arrangements, shall not exceed 1% of the total number of issued and outstanding Common Shares on a non-diluted basis. The number of Common Shares which may be reserved for issue pursuant to Options granted to Insiders under the Plan, together with all of the Company's other previously established or proposed Share Compensation Arrangements, in aggregate, shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis. The number of Common Shares which may be ~~issuable~~**issued** under the Plan, together with all of the Company's other previously established or proposed Share Compensation Arrangements, within a one-year period:

(i)   to Insiders in aggregate, shall not exceed 10% of the outstanding issue; and

(ii)   to any one Optionholder who is an Insider, shall not exceed 1% of the outstanding issue.

For purposes of this section, Common Shares issued pursuant to an entitlement granted prior to the Optionholder becoming an Insider may be excluded in determining the number of Shares issuable to Insiders. For the purposes of subsections (i) and (ii) above, "outstanding issue" is determined on the basis of the number of Common Shares that are outstanding immediately prior to the share issuance in question, excluding Common Shares issued pursuant to Share Compensation Arrangements over the preceding one-year period.

(c)   Any Common Shares subject to an Option that expires or terminates without having been fully exercised will be included back in the allotment available for future awards. No fractional Common Shares may be issued under the Plan.

3.3   Eligibility

Options may be granted under this Plan any Eligible Person, subject to the limitations set forth in Section 3.2(b).

3.4   Non-Exclusivity

Nothing contained in this Plan will prevent the Board from adopting other or additional Share Compensation Arrangements, subject to obtaining any required regulatory or shareholder approvals.

3.5   Amendment of Plan and Options

(a)   ~~The Board may amend, suspend or terminate the Plan at any time, provided that no such amendment, suspension or termination may~~**Subject to Subsection 3.5(b) and 3.5(c), the Board may at any time or from time to time, in its sole and absolute discretion and without the approval of the shareholders of the Corporation, amend, suspend, terminate or discontinue the Plan and may amend the terms and conditions of Options granted pursuant to the Plan, subject to any required approval of any regulatory authority or stock exchange, including without limiting the generality of the foregoing, where the amendment:**

     (i)   ~~be made without obtaining any required regulatory or shareholder approvals;~~

     (ii)   ~~increase the maximum number of Common Shares that may be reserved for issuance pursuant to Options granted under the Plan without shareholder approval; or~~

     (iii)   ~~alter or impair any Options previously granted to an Optionholder without the consent or deemed consent of the Optionholder.~~

(b)   ~~The Board may amend the terms of any outstanding Option (including, without limitation, the cancellation of an Option or an amendment to the date or dates on which an Option or a portion thereof vests and so becomes exercisable), provided that:~~

(i)   ~~any required regulatory and shareholder approvals are obtained;~~**is for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;**

(ii)   ~~the Board would have had the authority to initially grant the Option under terms as so amended; and~~**is necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed;**

(iii)   ~~the consent or deemed consent of the Optionholder is obtained.~~**is an amendment to the Plan respecting administration and eligibility for participation under the Plan;**

(iv)   changes the terms and conditions on which Options may be granted pursuant to the Plan including the provisions relating to Exercise Price, vesting provisions and Expiry Date;

(v) **is to alter, extend or accelerate the terms and conditions of vesting applicable to any Option;**

(vi) **is to accelerate the Expiry Date of any Option;**

(vii) **is to determine the adjustment provisions pursuant to Section 4.8 hereof;**

(viii) **amends the definitions contained within the Plan;**

(ix) **amends or modifies the mechanics of exercise of Options;**

(x) **changes the termination provisions of an Option or the Plan which does not entail an extension beyond the original Expiry Date; or**

(xi) **is an amendment to the Plan of a "housekeeping nature".**

(b) **Subject to any required regulatory approval of any regulatory authority or stock exchange, the Board may amend the Exercise Price, the Expiry Date (which in no event shall exceed 10 years from the date of grant) and the termination provisions of Options granted pursuant to the Plan, without shareholder approval, provided that if the Board proposes to reduce the Exercise Price (for this purpose, a cancellation or termination of an Option prior to its Expiry Date for the purpose of re-granting the Option to the same Eligible Person with a lower Exercise Price shall be treated as an amendment to reduce the Exercise Price of the Option) or extend the Expiry Date of Options granted to insiders of the Corporation pursuant to the Plan, such amendments will require shareholder approval, and the insiders who will benefit from such amendments will not be entitled to vote.**

(c) ~~The Compensation Committee has the discretion for compassionate reasons to make options vest 100% in individual cases of death, permanent disability or retirement.~~**The approval of the shareholders of the Corporation will be required for amendments to the Plan which:**

(i) **amend the number of Common Shares issuable under the Plan;**

(ii) **add any form of financial assistance by the Company for the exercise of any Option; or**

(iii) **change the class of Eligible Persons to the Plan which would have the potential of broadening or increasing participation by insiders of the Company.**

(d) **If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Option or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board shall remain able to make such amendments to the Plan or the Options as they would have been entitled to make if the Plan were still in effect.**

3.6 Compliance with Laws and Stock Exchange Rules

The Plan, the grant and exercise of Options under the Plan and the Company's obligation to issue Common Shares on exercise of Options will be subject to all applicable federal, provincial and foreign laws, rules and regulations and the rules of any stock exchange on which the Common Shares are listed for trading. No Option will be granted and no Common Shares will be issued under the Plan where such grant or issue would require registration of the Plan or of such

Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue of Common Shares in violation of this provision will be void. Common Shares issued to Optionholders pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

SECTION 4 - GRANT OF OPTIONS

4.1 **Option Agreement**

Upon the grant of an Option, the Company will deliver to the Optionholder an Option Agreement dated the Grant Date, containing the terms of the Option and executed by the Company, and upon delivery to the Company of the Option Agreement executed by the Optionholder such Optionholder will be a participant in the Plan and have the right to purchase the Optioned Shares on the terms set out in the Option Agreement and in the Plan.

4.2 **Exercise Price**

The Exercise Price of Common Shares subject to an Option will be determined at the time of grant and will be not less than the weighted average trading price per Common Share on The Toronto Stock Exchange for the five days preceding the Grant Date or, if the Common Shares are not listed on any stock exchange, at a price to be determined by the Board.

4.3 **Time of Exercise**

An Option may be exercised by an Optionholder as follows:

(a) On and after the first anniversary of the Grant Date, as to 33-1/3% of the Optioned Shares or any part thereof;

(b) On and after the second anniversary of the Grant Date, as to an additional 33-1/3% of the Optioned Shares or any part thereof;

(c) On and after the third anniversary of the Grant Date, as to an additional 33-1/3% of the Optioned Shares or any part thereof; and

subject to the right of the Board to determine at the time of grant that a particular Option will be exercisable in whole or in part on different dates and to determine after the Grant Date that a particular Option will be exercisable in whole or in part on earlier dates for any reason, including the occurrence of a proposal by the Company or any other person or company to implement a transaction that would, if implemented, result in a Change of Control.

4.4 **Expiry Date**

(a) The Expiry Date of an Option will be five years after the Grant Date, subject to:

(i) ~~(a)~~ the right of the Board to determine at the time of grant that a particular Option will have a shorter or longer term (provided that no term shall exceed ten years)~~; and~~

(ii) ~~(b) the provisions of Section 4.5 relating to early expiry.~~**the provisions of Section 4.5 relating to early expiry; and**

(iii) **the provisions of Subsection 4.4(b).**

(b) **In the event the Expiry Date of an Option is on a date during a Black Out Period applicable to the Eligible Person holding such Options, the Expiry Date shall be extended to that date which is five business days following the lifting of the Black Out Period (the "Black Out Expiry Date"). In the event the Expiry Date of an Option is on a date within five business days after the lifting of a Black Out Period applicable to the Eligible Person holding such Option, the Black Out Expiry Date shall be the date which is the fifth business day following the lifting of the Black Out Period.**

4.5 **Early Expiry**

(a) An Option will expire immediately upon the Optionholder ceasing to be an Eligible Person as a result of being dismissed from his office or employment for cause, including where an Eligible Person resigns his office or employment after being requested to do so by the Company as an alternative to being dismissed or terminated by the Company for cause.

(b) Taking into consideration that the Stock Option award is a long-term incentive plan to motivate the employee to continue to perform and align with the interests of the Company's shareholders, an Option will expire before its Expiry Date in the following events and manner:

  (i) if an Optionholder dies, the portion of the Option that is exercisable at the date of death of the Optionholder may be exercised by the legal personal representatives of the Optionholder during the period ending twelve (12) months after the death of the Optionholder;

  (ii) if an Optionholder resigns his office or employment (except where such resignation is requested by the Company pursuant to Section 4.5(a) above) or he is dismissed without cause, the portion of the Option that is exercisable at the date of termination, excluding notice period, may be exercised by the Optionholder during the period ending ninety (90) days after the date of termination but no other future options are exercisable; and

  (iii) if an Optionholder attaining the mandatory retirement age established by the Company from time to time retires or his/her employment is terminated due to permanent disability, the portion of the Option that is exercisable at the date of retirement or termination may be exercised by the Optionholder during the period ending ninety (90) days after the date of retirement or termination;

  subject in all cases to the earlier expiration of an Option on its applicable Expiry Date.

4.6 **Non-Assignable**

Except as provided in Section 4.5(b)(i), an Option may be exercised only by the Optionholder and will not be assignable.

4.7 **No Rights as Shareholder or to Remain an Eligible Person**

(a) An Optionholder will only have rights as a Shareholder of the Company with respect to those of the Optioned Shares that the Optionholder has acquired through exercise of the Option in accordance with its terms.

(b) Nothing in this Plan or in any Option Agreement will confer on any Optionholder any right to remain as a director, officer or employee of the Company or any Subsidiary.

4.8   <u>Adjustments to Common Shares</u>

(a)   The number of Common Shares delivered to an Optionholder upon exercise of an Option will be adjusted in the following events and manner, subject to the right of the Board to make such other or additional adjustments as are appropriate in the circumstances:

(b)   upon (i) a subdivision of the Common Shares into a greater number of Common Shares, (ii) a consolidation of the Common Shares into a lesser number of Common Shares or (iii) the issue of a stock dividend (out of the ordinary course) to holders of the Common Shares, the Company will deliver upon exercise of an Option, in addition to or in lieu of the number of Optioned Shares in respect of which the right to purchase is being exercised and without the Optionholder making any additional payment, such greater or lesser number of Common Shares as result from the subdivision, consolidation or stock dividend;

(c)   upon distribution by the Company to holders of the Common Shares of (i) shares of any class (whether of the Company or another company) other than Common Shares, (ii) rights, options or warrants, (iii) evidences of indebtedness or (iv) cash (other than dividends in the ordinary course), securities or other property or assets, the Company will deliver upon exercise of an Option, in addition to the number of Optioned Shares in respect of which the right to purchase is being exercised and without the Optionholder making any additional payment, such other securities, evidence or indebtedness or assets as result from such distribution;

(d)   upon a capital reorganization, reclassification or change of the Common Shares, amalgamation, arrangement or other form of business combination of the Company with another company or a sale, lease or exchange of all or substantially all of the property of the Company, the Company will deliver upon exercise of an Option, in lieu of the Optioned Shares in respect of which the right to purchase is being exercised, the kind and amount of shares or other securities or property as result from such event;

(e)   an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this section are cumulative;

(f)   the Company will not be required to issue fractional Common Shares or other securities under the Plan and any fractional interest in a Common Share or other security that would otherwise be delivered upon the exercise of an Option will be cancelled; and

(g)   the Board's determination of any adjustments required pursuant to this Section 4.8 shall be final and binding on all Optionholders.


SECTION 5 - EXERCISE OF OPTIONS


5.1   <u>Manner of Exercise</u>

An Optionholder who wishes to exercise an Option may do so by delivering the following to the Company on or before the Expiry Date of the Option:

(a)   a completed Notice of Exercise**, substantially in the form attached as Schedule B**; and

(b)   a cheque (which need not be a certified cheque) or, at the request of the Company, a bank draft payable to the Company for the aggregate Exercise Price for the Optioned Shares being acquired.

If the Optionholder is deceased, the Option may be exercised by the legal personal representatives of the Optionholder who, in addition to delivering to the Company the Notice of Exercise and cheque of bank draft described above, must also deliver to the Company evidence of their status.

5.2   Surrender of Stock Options in Lieu of Exercise

Where the Common Shares are listed and posted for trading on a recognized stock exchange, an Optionholder may surrender the options unexercised to the Company in consideration of the receipt by the Optionholder of an amount (the "Settlement Amount") equal to the excess, if any, of the aggregate fair market value of the Common Shares able to be purchased pursuant to the vested and exercisable portion of such Options on the date of surrender (the "Surrender Date"), over the aggregate Exercise Price for those Common Shares pursuant to those Options. The fair market value on any date of the Common Shares is determined for the purposes hereof to be the weighted average trading price of the Common Shares on such stock exchange on the date on which board lots of the Common Shares have traded preceding the Surrender Date (or if there were no board lot trades on that day, then on the most recent day on which a board lot has traded on such exchange). The Settlement Amount is payable in cash and the Company will withhold from the Settlement Amount such amounts as may be required to be withheld according to law.

5.3   Delivery of Share Certificate

Not later than three Company business days after receipt of the Notice of Exercise and payment in full for the Optioned Shares being exercised, the Company will direct its transfer agent to issue a certificate in the name of the Optionholder (or, if deceased, his estate) for the number of Optioned Shares purchased by the Optionholder (or his estate), which will be issued as fully paid and non-assessable Common Shares.

5.4   Reduction of Common Shares Reserved

Upon the surrender of an Option and the receipt by the Optionholder of the Settlement Amount, notwithstanding that no Common Shares are issued, for each Option surrendered to the Company pursuant to Section 5.2, the number of Common Shares reserved pursuant to Section 3.2 of the Plan for issuance pursuant to the exercise of Options shall be reduced by the number of Options so surrendered.


SECTION 6 - MISCELLANEOUS


6.1   Application to Outstanding Options

The Plan shall govern all outstanding Options previously granted by the Company pursuant to the Company's Incentive Stock Option Plan dated November 11, 2000 on and after the date of approval of the Plan by the Board and upon receipt from each holder of outstanding Options of an agreement agreeing and acknowledging that their outstanding Options are subject to the Plan, but in all other respects still subject to the same terms and conditions applicable on the initial date of grant.

6.2   Conflict

In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

6.3   <u>**Entire Agreement**</u>

This Plan and Option Agreement sets out the entire agreement between the Company and the Optionholder relative to the subject matter hereof and supersedes all prior agreements, undertakings and understandings, whether oral or written.

Schedule A

HUSKY ENERGY INC.

INCENTIVE STOCK OPTION PLAN

<u>OPTION AGREEMENT FORM</u>

This Option Agreement is entered into between Husky Energy Inc. (the "Company") and the Optionholder named below pursuant to the Husky Energy Inc. Incentive Stock Option Plan (the "Plan"), and confirms that:

1. On _____ (the "Grant Date"),

2. _____ (the "Optionholder"),

3. ~~3.~~ **3. (a)** was granted a non-assignable option to purchase _____ ~~Common Shares (the "Option Shares")~~ _____ **common shares** of the Company~~,~~ exercisable as to ~~33 1~~**33**$^{1/}_3$% on the first anniversary of the Grant Date, then ~~33 1~~**33**$^{1/}_3$% on each of the second and third anniversary dates of the Grant Date, **and**

   (b) was granted a non-assignable option to purchase _____ common shares of the Company (the "Performance Option Shares") exercisable as follows:

   (i)   as to 33$^{1/}_3$**% of the Performance Option Shares on the first anniversary of the Grant Date if the Percentile Rank is equal to or greater than 75 as at the end of the preceding calendar year, otherwise as to 33**$^{1/}_3$**% of the Performance Option Shares multiplied by the Percentile Rank as at the end of the preceding calendar year divided by 75 so long as the Percentile Rank is at or above 25;**

   (ii)   as to 33$^{1/}_3$**% of the Performance Option Shares on the second anniversary of the Grant Date if the Percentile Rank is equal to or greater than 75 as at the end of the preceding calendar year, otherwise as to 33**$^{1/}_3$**% of the Performance Option Shares multiplied by the Percentile Rank as at the end of the preceding calendar year divided by 75 so long as the Percentile Rank is at or above 25; and**

   (iii)   as to 33$^{1/}_3$**% of the Performance Option Shares on the third anniversary of the Grant Date if the Percentile Rank is equal to or greater than 75 as at the end of the preceding calendar year, otherwise as to 33**$^{1/}_3$**% of the Performance Option Shares multiplied by the Percentile Rank as at the end of the preceding calendar year divided by 75 so long as the Percentile Rank is at or above 25,**

   subject to earlier vesting as may be determined by the Board in accordance with the terms of the Plan. Any fractions will be rounded to the nearest whole number.

Where a determination in Sections (i), (ii) or (iii) results in less than 33$^{1/}_3$% of the Performance Option Shares vesting on each of the first, second and third anniversaries of the Grant Date, as applicable, as a result of the Percentile Rank being less than 50 as at the end of the applicable preceding year, then in the event the Percentile Rank is equal to or greater than 50 for the 3 year period ending as at the end of the calendar year preceding the third anniversary of the Grant Date, that number of Performance Option Shares that would have vested pursuant to Sections (i), (ii) or (iii) if the Percentile Rank was 50 less the number of Performance Option Shares that did vest in accordance with Sections (i), (ii) and (iii), shall vest on the third anniversary of the Grant Date.

4. **4.** at a price (the "Exercisable Price") of $_____ per Common Share, and

5. **5.** for a term expiring at 5:00 p.m. Calgary time on _____ (the "Expiry Date"),

all on the terms and subject to the conditions set out in the Plan. **All capitalized terms used in the Option Agreement not otherwise defined shall have the meaning ascribed thereto in the Plan.**

By signing this agreement, the Optionholder acknowledges that he or she has read and understands the Plan.

IN WITNESS WHEREOF the Company and the Optionholder have executed this Option Agreement as of _____, 200●.

HUSKY ENERGY INC.

By: _____

By: _____

_____
Name of Optionholder

_____
Signature of Optionholder

Schedule B

HUSKY ENERGY INC.

EXERCISE FORM - INCENTIVE STOCK OPTION PLAN (I.S.O.P.)

Fax or courier this form to: Name (please print): _____

~~Sandra~~**Katrina** ~~Shirley~~**Waddell**   Signature: _____

Human Resources   Address: _____

707 ~~–~~**:** 8th Avenue ~~S.W~~**SW**.   _____

Calgary, Alberta T2P 3G7   ~~Social~~

~~Insurance~~

~~Number:~~

Postal Code _____

FAX: (403) 750-4950   ~~Telephone~~

~~No~~**Employee**

Number: _____

Social   Insurance

Number: _____

Telephone

No: _____

Please accept this letter as notice of exercise of _____ stock options at a price of $ _____
for total   (number of options)   (grant price)

~~for total~~ proceeds of $ _____ .
                        (number of options multiplied by grant price)

Please check ONE of the following options:

☐ ☐ I have chosen to surrender _____ shares to the Company and receive the fair
market   (number of options)

value gain in cash. The fair market value is determined as the weighted average trading price of Husky's common shares on the stock exchange on which Husky's common shares are traded, on the trading day prior to the date you surrender your stock. The settlement amount (the difference between the grant price and the fair market value of the shares) will be direct deposited into your payroll bank account ~~within 5 business days~~**as part** of the ~~date of exercise.~~ **next normal payroll run.** Husky will withhold the required statutory payments from 50% of the settlement amount.

OR

☐ ☐   Please have the share certificate for _____ shares issued in the name
                                                            (number of options)
_____ **for the account of** _____
~~(number of options)~~ (optionee or brokerage firm name) ———— ~~for the account of~~ (optionee's name)

Delivery instructions upon settlement are:

_____

A personal cheque (a certified cheque is required for former employees.), bank draft or brokerage cheque payable to Husky Energy Inc. for the total proceeds is attached (not applicable if you choose to surrender the shares).

Husky is not responsible for your personal trades and cannot guarantee the timing of delivery of your share certificate. If you sell your vested shares prior to receiving the share certificate or confirmation that the shares have been deposited into your account, you are personally responsible for any penalties or fees assessed against you by your broker in the event you are unable to meet the settlement rules.

~~Tax Considerations~~**:   ~~I am aware that this transaction is considered a taxable benefit and shall appear on my annual T-4.~~**

Tax Considerations: I am aware that this transaction is considered a taxable benefit and shall appear on my annual T-4.

For Payroll purposes only

$_____ - $_____ = $_____ x_____ = $_____

**   (wt. avg.)   (grant price)   (# of shares)   (total - w/t 2073)**

Cost Centre: 69865 Co. 1

Approved:

_____